Exhibit 2(i)

July 20, 2008

Confidential

Cookie Jar Entertainment Inc.

266 King Street West, 2nd floor

Toronto, Ontario CANADA

M5V 1H8

Attention:	Greg Gilhooly
General Counsel

Re: Binding Letter Agreement between Cookie Jar Entertainment Inc. (“COOKIE JAR”) and American Greetings Corporation (“AG”)

Dear Michael:

COOKIE JAR and AG are entering into this binding letter agreement setting forth the terms of the acquisition by COOKIE JAR of the Strawberry Shortcake (“SSC”) and Care Bears (“CB”) properties (collectively, the “Properties”) owned by AG and its affiliates.

Purchase Price:

The purchase price for the Properties is US $195,000,000.00 (the “Purchase Price”) and is not subject to further adjustments based on COOKIE JAR’s diligence review or, except as set forth below, other factors. COOKIE JAR shall assume all ordinary course contracts and all related, ordinary course obligations attendant to the Properties arising after the Closing Date, including the CBS agreement.

Settlement:

The transaction is an all-cash deal. The Properties shall be debt free and free of all liens, claims and security interests at the closing, except for the interests owned by Hasbro and held by existing licensees in the normal course.

Form of Purchase:	Asset purchase.

Closing Date:

The closing date (the “Closing Date”) for the transaction is no later than September 30, 2008. All revenues earned and due, but not paid, up to the Closing Date shall be collected by COOKIE JAR on AG’s behalf.

Conditions:

This obligations of COOKIE JAR and AG under this binding letter agreement are conditioned solely upon satisfaction or waiver of the following conditions: (i) regulatory approval relating to all applicable competition filings and expiration or early termination of any applicable waiting periods; (ii) receipt of all material necessary third party consents and approvals, (iii) no material adverse change occurring with respect to the

Properties; for purposes of this condition, a “material adverse change” shall mean an occurrence that will result in a 20% or greater decline in the net income attributable the normal course licensing of the Properties as against AG’s business plan for the second quarter of fiscal year 2009 with respect to the Properties as made available by AG to COOKIE JAR; provided, however, material adverse change shall not include any information specifically disclosed as potentially constituting an “adverse change” to the Properties in the electronic data room relating to the Properties to which COOKIE JAR had access and which was actually accessed; provided, further, within five business days of discovering any occurrence that COOKIE JAR believes constitutes a material adverse change, COOKIE JAR shall inform AG; provided, further, developments that are not specifically related to the Properties, such as developments in the business and financial markets generally and which do not disproportionately impact AG or the Properties shall not constitute a material adverse change; (iv) if, prior to the Closing, a new contract is entered into with Hasbro relating to licensing of the Properties for toys, hobbies, crafts and games, such contract not being on materially worse terms to AG than those set forth in the contract draft dated April 18, 2008; (v) receipt of financing (debt and equity) on terms and conditions that are commercially reasonable in the circumstances and consistent in all material respects with similar transactions, and (vi) evidence in the form of a certificate from a duly authorized AG officer confirming that that the Properties have been operated in the ordinary course and in a manner consistent with all legal and contractual requirements save an except with respect to AG’s recent actions in connection with its dispute with DIC. COOKIE JAR will use its commercially reasonable efforts to obtain the financing and to satisfy all conditions on a timely basis to obtaining the financing. COOKIE JAR is not aware of any reason that it will not be able to obtain financing for the transactions contemplated hereby. AG and COOKIE JAR shall cooperate with each other and AG shall permit access to any and all books, records and personnel of AG and its affiliates (to the extent relating to the Properties) as may be reasonably necessary to permit the purchase and sale of the Properties to proceed, and shall cooperate with COOKIE JAR’s lenders and other financing sources as may be necessary at no cost to AG to permit the transaction to be financed in a manner and under a structure that is reasonably acceptable to the parties.

Exclusivity:	AG shall deal exclusively with COOKIE JAR in respect of the Properties (save and except with respect to licensing in the normal course) from the date hereof up to and including September 30. During this period, neither AG nor any of its affiliates, representatives, advisors, agents, etc. shall, directly or indirectly, shop, market, solicit, pursue, or deal with any third party in any way with respect to any transaction involving a transfer, sale, partnership, hypothecation, merger, or other transaction involving the ownership or control of the Properties or of any entity that owns or controls the Properties, or which would otherwise be inconsistent with, or delay the consummation of, the transactions contemplated by this letter.

AG Reserved Licensing:

AG and COOKIE JAR hereby agree to a ten year exclusive inbound licensing agreements for the Properties from COOKIE JAR to AG on certain categories reserved for AG. These exclusive license agreements shall provide for a 10% royalty to COOKIE JAR, with right of first refusal and “last match” provisions in favor of AG (which right shall run with the Properties in the event of any sale of the properties by COOKIE JAR or its affiliates) upon any license relating to the Products that is similar to the product categories set forth below. The license will convey to AG exclusive rights to use the Properties in the following product categories (the “Products”):

— Greeting cards (everyday and seasonal, boxed and unboxed, gift card holders and cellos, with or without music/audio)

— Party goods including, but not limited to, paper and electronic invitations and thank you notes, accessories, favors and decorations

— Everyday plastic tableware and serving-ware (whether placed in the party goods or housewares aisles of retail locations)

— Gift packaging (everyday, seasonal and seasonal promotional) including gift wrap, gift bags, gift boxes, tissue, gift enclosures, package decorations

— Calendars

— Stickers

— Christmas ornaments in plastic or resin, with or without electronic and or musical/audio features

— Juvenile boxed Valentine cards

— Stationery

— Electronic greetings in any form or media

— Digital photo IP product use

— Retailer-specific non-card products

Upon the expiration or termination of any inbound licensing agreement with COOKIE JAR or DIC for other COOKIE JAR and. DIC brands, including any current licensing agreements with Hallmark, COOKIE JAR shall offer AG a five year exclusive inbound licensing agreement for the Products on the same economic terms as the expired or terminated license.

AG and COOKIE JAR will also consider partnership opportunities for other AG properties, and will discuss other potential arrangements as part of this transaction.

Transition Services:

AG and COOKIE JAR, at COOKIE JAR’s request, will develop a mutually agreed upon transition services agreement as part of the transaction to avoid disruption in the creative and logistical support required to operate the Properties on a “cost plus” basis to COOKIE JAR.

Employees and Severance:

AG will make such AG employees currently associated with the Properties available to COOKIE JAR for employment as mutually agreed by AG and COOKIE JAR. COOKIE JAR will then have the discretion to either hire or absorb the severance costs of those employees, such severance costs not to exceed US $1,000,000.00 less the amount of severance avoided through COOKIE JAR’s employment or retention of any such individual on a dollar for dollar basis.

Non-Solicitation:

AG and COOKIE JAR agree that for a period of one year from the Closing Date, COOKIE JAR will not solicit for employment any AG employee, and AG will not solicit for employment any COOKIE JAR employee, except as noted in the preceding provision above.

Hasbro:

With respect to AG’s ongoing negotiations with Hasbro, AG will provide all historical Hasbro contracts and the most recent proposed draft contract. AG will provide COOKIE JAR with all documents, including projections and marketing plans, which have been provided by Hasbro. COOKIE JAR will not discuss the potential acquisition of the Properties with Hasbro or any retailers as part of its due diligence review, but will liaise closely with AG and its advisors on the precise nature of the Hasbro contract as reasonably necessary.

JLG Buyout:

AG shall be responsible for terminating the contract between Those Characters From Cleveland Inc. and the Joster Loria Group Inc. dated August I, 2001, as amended to date, AG shall be responsible far the costs and liabilities associated with such termination.

“Sushi Pack”:

Included in the purchase and sale of the Properties, COOKIE JAR shall also acquire all of AG’s rights in and to the “Sushi Pack” property. AG shall retain, for a period of ten years from the Closing Date, an ongoing fifty-fifty revenue split on any licensing or entertainment revenue resulting from Sushi Pack on customary terms and conditions.

Shop Period:

If for any reason the purchase and sale of the Properties described above does not occur on or prior to September 30, 2008 (other than due to AG’s material uncured breach of this letter or the parties’ definitive agreements), AG shall have the right to solicit offers from third parties in which AG does not have any ownership interest for a period of six (6) months commencing September 30, 2008 and ending March 31, 2009 (the “Shop Period”) for 100% of the Properties, including all rights held by COOKIE JAR and all of its affiliates (including DIC), with any such potential offer to be conditional only upon not more than those conditions set out above with respect to this transaction, and evidenced by a binding term sheet fully executed and delivered during that period (a “Binding Term Sheet”). AG shall include COOKIE JAR in that process as a potential purchaser, and shall keep COOKIE JAR reasonably informed of the status, terms and conditions of any other offers received during such period. During the Shop Period AG shall be relieved of its confidentiality obligations under the agreement between Those Characters From Cleveland, Inc. and DIC Entertainment Corporation dated as of October 1, 2001, as amended to date, to the extent necessary to provide prospective purchasers with information related to the Properties, provided, that the recipient of any such information executes a non-disclosure agreement customary for transactions of this type.

Tag Along/Drag Along:

If the transactions contemplated hereby do not close by September 30, 2008 (other than due to AG’s material uncured breach of this letter or the parties’ definitive agreements), and if, during the Shop Period, AG receives a Binding Term Sheet from a non-affiliate and subsequently closes such transaction within 75 days following receipt of the Binding Term Sheet, AG shall have the option to cause COOKIE JAR to consummate the transactions set forth the Binding Term Sheet during such 75-day period (a “drag along”), which right shall run with the Properties in the event of any sale of the Properties by COOKIE JAR of its affiliates). COOKIE JAR shall also have the right and option (in its discretion) to tag along to participate in any such transactions; provided, that if

COOKIE JAR fails or refuses to “tag along” (regardless of the reason therefor), then such sale transaction shall not be consummated unless AG elects to drag along COOKIE JAR. In the case of any drag along or tag along, COOKIE JAR shall provide reasonable cooperation and shall participate without any representation, warranty or other agreement, covenant or restriction (other than limited, customary representations regarding power, authority and enforceability and a representation as to the rights being transferred), and without any requirement to participate in or be subject to any restrictive covenants, escrows, indemnities or holdbacks. If AG or COOKIE JAR exercises any of such drag along or tag along rights, COOKIE JAR shall receive 20% (excluding unaffiliated third party fees in respect of the transaction) of the gross proceeds or other consideration paid or payable (directly or indirectly) on account of the Properties. All payments to COOKIE JAR and its affiliates must be in cash and paid in full at the closing, with such consideration valued as the parties may mutually agree, and in no event less than the amount at or basis on which any non-cash consideration is valued by buyer in the Binding Term Sheet.

Matching Right:

During the Shop Period, COOKIE JAR shall have a right to match (with COOKIE JAR to give notice to AG within five (5) business days) any third party offer for the Properties only if such offer is for an amount which would yield AG (with the entitlement to 80% of such amount), not more than US $214,500,000.00 (being US $195,000,000.00 plus ten percent). COOKIE JAR shall have the option to exercise such matching right in cash, or in such mix of cash and non-cash consideration as indicated in the third party offer.

Press Release:

The parties shall agree to a mutually acceptable joint press release with respect to this matter. Until such release is issued, no public announcement of this transaction shall be made. Notwithstanding the foregoing, AG shall have the right to make any disclosure or filing that AG is advised by counsel are required by NYSE listing standards or under federal securities laws. COOKIE JAR acknowledges that AG will file this letter agreement with the United States Securities and Exchange Commission following execution hereof, but that in connection with such filing, AG will request confidential treatment of this letter and shall take all steps legally permissible or appropriate to cause this letter and its contents, terms and conditions (and all exhibits hereto) to be accorded confidential treatment under SEC rules and regulations and under the Freedom of

Information Act to the maximum extent possible.

Long Form Agreement:

The parties may agree the terms of a long-form agreement and other related documentation customary for transactions of this kind containing (among other things) customary representations, warranties and indemnities. The parties will use commercially reasonable efforts to negotiate and execute such long-form agreement and other documentation by August 29, 2008. However, until such time as this letter agreement is replaced by any such further documentation, this letter agreement remains binding on the parties.

Expenses:

AG shall bear all of its own expenses with respect to the transactions contemplated hereby. COOKIE JAR shall bear all of its expenses, including all applicable governmental filing fees with respect to the transactions contemplated hereby.

Governing Law; Enforcement:

This letter agreement shall be governed by the laws of the State of Ohio. Any dispute or controversy arising under or related in any way to this letter agreement shall be adjudicated by a court of competent jurisdiction located in the State of New York. Each party recognizes that the rights contained herein and the benefits arising therefrom are unique and damages cannot provide an adequate remedy in the event of a breach of this letter agreement. Therefore, if (i) all of the conditions to the obligations of AG and COOKIE JAR set forth above are either satisfied or waived, and either party fails or refuses to consummate the sale and purchase of the Properties contemplated hereby, the other party shall be entitled to specific performance of the sale and purchase of the Properties or (ii) either party fails to perform any of its other material obligations hereunder, the other party shall be entitled to specific performance thereof.

* * * * *

If the terms set forth in this letter are acceptable, please sign below. Please feel free to call me to discuss any aspect of this letter or the proposed transaction.

Sincerely,

/s/Josef Mandelbaum
Josef Mandelbaum, Senior Vice President
American Greetings Corporation

Agreed:

/s/Greg Gilhooly
Greg Gilhooly General Counsel COOKIE JAR ENTERTAINMENT, INC.